Filed pursuant to Rule 253(g)(2)

File No. 024-11356

Supplement No. 2 to Post-Qualification Offering Circular Amendment No. 2 Dated April 28, 2022

FUTURE CARDIA, INC.

910 Woodbridge Court

Safety Harbor, FL 34695

(727) 470-3466; www.futurecardia.com

This Offering Circular Supplement No. 2 (the “Supplement”) relates to the Post-Qualification Offering Circular Amendment No. 2, dated April 28, 20222 (the “Offering Circular”) of Future Cardia, Inc., f.k.a. Oracle Health, Inc. (the “Company”), relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 2,355,221 shares of common stock at an offering price of $2.00 per share for aggregate maximum gross proceeds of $4,710,442 (the “Offering”).

This Supplement should be read in conjunction with the Offering Circular and the Offering Circular Supplement No. 1 filed with the Securities and Exchange Commission (the “SEC”) on June 21, 2022 (the “Prior Supplement”), and is qualified by reference to the Offering Circular and the Prior Supplement except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and the Prior Supplement and may not be delivered without the Offering Circular and the Prior Supplement.

The purpose of this Supplement is to reflect a name change of the Company from Oracle Health, Inc. to Future Cardia, Inc. by filing a certificate of amendment to the articles of incorporation of the Company with the Secretary of State of State of Nevada on July 21, 2022 and include the information set forth in the Current Report on Form 1-U of the Company filed with the SEC on July 25, 2022.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 7 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 2 to Offering Circular is July 25, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): July 21, 2022

FUTURE CARDIA, INC.
(Exact name of issuer as specified in its charter)

Nevada	84-1730527
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

910 Woodbridge Court, Safety Harbor, FL 34695
(Full mailing address of principal executive offices)

727-470-3466
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

ITEM 9. OTHER EVENTS.

On July 21, 2022, Oracle Health, Inc. (the “Company”), filed a Certificate of Amendment to Articles of Incorporation of the Company (the “Certificate of Amendment”) with the Secretary of State of the State of Nevada, pursuant to which the Company changed its name to “Future Cardia, Inc.”

The Certificate of Amendment was approved by the holder of approximately 70.2% voting power of the total issued and outstanding capital stock of the Company by written consent on July 15, 2022.  Such approval and consent constitute the approval and consent of at least a majority of the voting power of the Company’s outstanding capital stock and are sufficient under Section 78.320 of the Nevada Revised Statutes and the Company’s Articles of Incorporation and Bylaws then in effect to approve the Certificate of Amendment.

The Certificate of Amendment is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

EXHIBITS

Exhibit No.	Description

2.1	Certificate of Amendment to Articles of Incorporation filed with the Secretary of State of State of Nevada on July 21, 2022

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Future Cardia, Inc.

Date: July 25, 2022	By:	/s/ Jaeson Bang
	Name:	Jaeson Bang
	Title:	Chief Executive Officer

Exhibit 2.1